September 3, 2002

United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Rayndon & Longfellow, P.C.
         Commission File No. 000-49904;
         Accession Number 0000950147-02-000854

Ladies and Gentlemen:

     On July 10, 2002, Rayndon & Longfellow, P.C., an Arizona professional corporation, as agent for General Environmental Corporation, a Delaware corporation, filed with the Securities and Exchange Commission (the
"Commission") a form 10SB12G for General Environmental Corporation (the "Registration Statement"). The form 10SB12G was filed under the name of Rayndon & Longfellow, P.C. by mistake using password and identification numbers applied for by Rayndon & Longfellow, P.C. AS AGENT ONLY. No securities have been sold by Rayndon & Longfellow, P.C., nor does Rayndon & Longfellow, P.C. intend to sell any securities.

     We  have  since   obtained   the  CIK  number  for  General   Environmental
Corporation, and the 10SB12G will be re-filed under that company's number.

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrants hereby request that the Commission consent to the withdrawal of the Registration Statement. The Registrants further request that, upon the granting of the Commission's consent to the withdrawal of the Registration Statement, such Registration Statement be withdrawn in accordance with the provisions of Rule 477(c).

                                        Sincerely,

                                        /s/ Darra Lynn Rayndon

                                        Darra Lynn Rayndon
                                        Rayndon & Longfellow, P.C., Attorney for
                                        General Environmental Corporation

cc: General Environmental Corporation